Exhibit 99.1

Avride secures strategic investment and other commitments of up to $375 million, backed by Uber and Nebius

•	Enables significant and rapid scaling of Avride’s business to capitalize on substantial market opportunity in autonomous driving technologies and services.

Austin, TX, October 22, 2025 — Avride, a leading developer of autonomous driving technologies, has secured strategic investments and commercial commitments from Uber Technologies, Inc. and Nebius Group.

The transaction totals up to $375 million from Uber and Nebius. It builds on Avride’s commercial partnership with Uber, following the signing of a multi-year strategic agreement in 2024. The launch of Avride’s robotaxi service on the Uber platform is planned in Dallas by the end of 2025. Avride’s delivery robots are already fulfilling orders through the Uber Eats platform for hundreds of restaurants in Jersey City, Austin, and Dallas. The new funding will enable Avride to accelerate the growth of its fleet, support AI-driven product development, and expand its offering into new geographies.

Arkady Volozh, founder and CEO of Nebius Group, said: “We’re delighted to welcome Uber as a strategic investor that shares Avride’s vision and will enable the company to move further and faster in pioneering AI-driven autonomous transportation.”

Sarfraz Maredia, Global Head of Autonomous Mobility & Delivery at Uber, said: “We’re excited to continue deepening our partnership with Avride and look forward to introducing their impressive autonomous driving technologies to more people in more markets.”

Dmitry Polishchuk, CEO of Avride, said: “At Avride, we have a clear vision and a strong plan to make autonomous transportation an integral part of everyday life. We are thrilled to have world-class partners like Uber who share this vision and continue to support us.”

Contacts

press@avride.ai

media@nebius.com

askIR@nebius.com

About Avride

Avride is a US-based developer of autonomous vehicles and delivery robots headquartered in Austin, TX, with additional R&D hubs around the world. The company develops and operates both autonomous cars and delivery robots that share technologies and mutually benefit from each other’s advancements — a unique approach in the industry. Since 2017, Avride has been building expertise in autonomous technologies to create solutions that address current needs and anticipate future demands. Its delivery robots have already completed hundreds of thousands of orders in the US and overseas, proving the scalability and reliability of Avride’s technology.

About Uber

Uber’s mission is to create opportunity through movement. We started in 2010 to solve a simple problem: how do you get access to a ride at the touch of a button? More than 64 billion trips later, we’re building products to get people closer to where they want to be. By changing how people, food, and things move through cities, Uber is a platform that opens up the world to new possibilities.

About Nebius Group

Nebius Group (NASDAQ: NBIS) is a technology company building full-stack infrastructure for the global AI industry. Headquartered in Amsterdam and listed on Nasdaq, Nebius Group has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI-native cloud platform built for intensive AI workloads. With proprietary software and hardware designed in-house, Nebius AI Cloud gives AI builders the compute, storage, managed services, and tools they need to build, tune, and run their models.

Nebius Group also has additional businesses that operate under their own distinctive brands:

•	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.
•	TripleTen — a leading edtech player in the US and certain other markets, re-skilling people for careers in tech.

Nebius Group also holds equity stakes in other businesses including ClickHouse and Toloka.

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding Avride’s ability to successfully complete the financing described herein, and Avride’s future product development, business performance and ability to capture market opportunities, are forward-looking statements. The words “anticipate, ” “believe, ” “continue, ” “estimate, ” “expect, ” “guide, ” “intend, ” “likely, ” “may, ” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our and Avride’s control. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: competitive pressures, technological developments, and Avride’s ability to continue to successfully develop its product offerings and expand its business, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025, which are available on our investor relations website at https://nebius.com/sec-filings and on the SEC website at https://www.sec.gov/. All information in this press release is as of the date hereof (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.